SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA


10016493

October 18, 2010

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published October 18, 2010.


SEC MAIL PROCESSING SECTION
RECEIVED
OCT 25 2010
WASH, D.C.
211

Best regards,
Skanska AB



Marianne Bergström

Published	Item	Document name	Required by
October 18, 2010	Press Release	Skanska to construct bus depot in Uppsala for SEK 350 M	law and by the listing agreement with Stockholm Stock Exchange



SKANSKA

Press Release

October 18, 2010
12:00 am CET

Skanska to construct bus depot in Uppsala for SEK 350 M

Skanska has been commissioned to construct a bus depot for the regional traffic authority in Uppland County, Sweden. The contract value is SEK 350 M, which will be included in order bookings for the fourth quarter.

The customer is Upplands Lokaltrafik, UL, which is owned jointly by the County Council and municipalities in the county.

The project encompasses a total of approximately 7,500 square meters of building, office and workshop space, some 2,500 square meters of civil engineering structures and about 50,000 square meters of land area paved with concrete and asphalt. Skanska and UL are responsible for the design and implementation of the project.

The workshop will have eight spaces for all types of buses, including double-deckers. Washing facilities will be dimensioned for 80 buses but will be prepared for expansion to more than double the capacity. Ramps and parking areas will accommodate 80 buses.

The new facility will be built in Fyrislund, east of central Uppsala. UL's bus depot will be operator neutral. Another objective is to create conditions for the use of more environmentally sound fuels. The tank facility will be equipped for gas fuel in both gasified and liquid forms. The bus depot will also be the first in Europe to be equipped with cooled Liquid Bio Gas (LBG). The depot will also be adapted for the use of locally cultivated Rapeseed Methyl Ester (RME). During a transitional phase, diesel refilling will also be possible.

An additional aim is to make the property as energy-efficient as possible. Skanska complies with the Green Workplace concept, which is Skanska Sweden's proprietary environmental certification for construction sites.

Construction will commence in the fourth quarter and is scheduled for completion by spring 2012.

In Uppsala, Skanska recently commenced construction of the new Veterinary Medicine and Domestic Animal Science Center at the Swedish University of Agricultural Sciences. At the same time, Skanska is also developing and constructing Uppsala Entré – a new center for offices, stores and residential units.

Skanska is the largest construction companies in Sweden, with operations in the building and civil engineering area, as well as the development of residential and commercial premises. In Sweden, the company has approximately 10,000 employees and generated revenues of about SEK 25 billion in 2009. The operations within residential development sold about 1,000 new homes in 2009. Skanska also offers Public Private Partnership (PPP) services.

For further information please contact:

Johan Lethenström, Project Manager, Skanska Sweden,
tel +46 10 448 04 80
Per-Lennart Berg, spokesperson, Skanska, tel +46 10 448 88 28
Direct line for media: +46 10-448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on its global green experience, Skanska aims to be the clients' first choice for Green solutions. The Group currently has 49,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2009 totaled SEK 137 billion.